UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 MOBILEPRO CORP.
                                 ---------------
                                (NAME OF ISSUER)

                                  Common Stock
                                  ------------
                         (TITLE OF CLASS OF SECURITIES)


                                 (CUSIP NUMBER)

                                   Mark Angelo
                          Cornell Capital Partners, LP
                          101 Hudson Street, Suite 3700
                          Jersey City, New Jersey 07302
                                 (201) 985-8300
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    Copy To:

                                   Mark Angelo
                          101 Hudson Street, Suite 3700
                          Jersey City, New Jersey 07302
                                 (201) 985-8300

                                January 5, 2005
                                ---------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

                                  SCHEDULE 13D

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1                       NAME OF REPORTING PERSONS
                        Cornell Capital Partners LP

--------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3                       SEC USE ONLY


--------------------------------------------------------------------------------
4                       SOURCE OF FUNDS

                        OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

--------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware

--------------------------------------------------------------------------------
NUMBER OF SHARES        7             SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 32,695,000
WITH
                        --------------------------------------------------------
                        8             SHARED VOTING POWER


                        --------------------------------------------------------
                        9             SOLE DISPOSITIVE POWER

                                      32,695,000
                        --------------------------------------------------------
                        10            SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON


--------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES                                   (  )

--------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        9%
--------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON

                        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSONS
                        Yorkville Advisors, LLC

--------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3                       SEC USE ONLY


--------------------------------------------------------------------------------
4                       SOURCE OF FUNDS

                        OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

--------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware

--------------------------------------------------------------------------------
NUMBER OF SHARES        7             SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 32,695,000 (as General Partner of Cornell
WITH                                  Capital Partners, LP)
                        --------------------------------------------------------
                        8             SHARED VOTING POWER

                                      -0-
                        --------------------------------------------------------
                        9             SOLE DISPOSITIVE POWER

                                      32,695,000 (as General Partner of Cornell
                                      Capital Partners, LP)
                        --------------------------------------------------------
                        10            SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON

                        32,695,000 (as General Partner of Cornell Capital Partners, LP)
--------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES                                   (  )

--------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        9%
--------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON

                        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1                       NAME OF REPORTING PERSONS
                        Mark Angelo

--------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |X|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3                       SEC USE ONLY


--------------------------------------------------------------------------------
4                       SOURCE OF FUNDS

                        OO

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

--------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                        United States

--------------------------------------------------------------------------------
NUMBER OF SHARES        7             SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING PERSON                 32,695,000 (as Portfolio Manager of
WITH                                  Cornell Capital Partners, LP and President
                                      of Yorkville Advisors, LLC)
                        --------------------------------------------------------
                        8             SHARED VOTING POWER

                                      -0-
                        --------------------------------------------------------
                        9             SOLE DISPOSITIVE POWER

                                      32,695,000 (as Portfolio Manager of
                                      Cornell Capital Partners, LP and President
                                      of Yorkville Advisors, LLC)
                        --------------------------------------------------------
                        10            SHARED DISPOSITIVE POWER

                                      -0-
--------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                        PERSON

                        32,695,000 (as Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville Advisors, LLC)
--------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                        CERTAIN SHARES                                   (  )

--------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        9%
--------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON

                        IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

      This statement relates to shares of common stock, par value $0.001 per share (the "Shares"), of MobilePro Corp. a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 6701 Democracy - Suite 300 Bethesda, MD 20817.

ITEM 2. IDENTITY AND BACKGROUND.

      (a)-(c), (f). This statement is being filed by Cornell Capital Partners, LP ("Cornell"), Yorkville Advisors, LLC ("Yorkville") and Mark Angelo ("Angelo") (Cornell, Yorkville and Angelo collectively, the "Reporting Persons").

Cornell, a Delaware limited partnership, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302, is a private equity fund. Yorkville, a Delaware LLC, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302 is the General Partner of Cornell. Angelo, whose business address is 101 Hudson Street, Suite 3700, Jersey City, New Jersey 07302 is the Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville. Angelo is a citizen of the United States.

      (d) and (e). During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which the Reporting Person was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Shares were acquired pursuant to advances pursuant to the Standby Equity Distribution Agreement dated May 13, 2004 for $0.001.

ITEM 4. PURPOSE OF TRANSACTION.

      Cornell acquired the Shares for investment and not with a view to, or for resale in connection with, any distribution thereof, and the Reporting Persons do not have a present intention of selling, granting any participation in, or otherwise distributing the acquired Shares. The Reporting Persons have no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a)-(b) As of January 4, 2005 Cornell was the record and beneficial owner 32,695,000 Shares representing 9% of the issued and outstanding Shares. Yorkville, as the General Partner of Cornell and Angelo as the Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville, may be deemed to have a beneficial ownership in the aforementioned Shares.

      Cornell has the sole power to vote and to dispose of all of its Shares. Yorkville, as the General Partner of Cornell, has the sole power to direct the vote and/or to direct the disposition of the Shares directly owned by Cornell. Angelo, as the Portfolio Manager of Cornell Capital Partners, LP and President of Yorkville, has the sole power to direct the vote and/or to direct the disposition of the Shares directly owned by Cornell.

      (c) Except as follows, none of the Reporting Persons has effected, within the last 60 days, any transactions involving the Shares. Within the last 60 days, Cornell has effected the following transactions involving the Shares:

  On November 4, 2004, sold 435,000 Shares at a price per share of $0.152
  On November 5, 2004, sold 92,677 Shares at a price per share of $0.16
  On November 5, 2004, sold 600,000 Shares at a price per share of $0.155
  On November 8, 2004, sold 200,000 Shares at a price per share of $0.186
  On November 8, 2004, sold 890,000 Shares at a price per share of $0.181
  On November 9, 2004, sold 600,000 Shares at a price per share of $0.174
  On November 9, 2004, sold 110,000 Shares at a price per share of $0.178
  On November 10, 2004, sold 150,000 Shares at a price per share of $0.171
  On November 10, 2004, sold 605,340 Shares at a price per share of $0.172
  On November 11, 2004, sold 150,000 Shares at a price per share of $0.171
  On November 12, 2004, sold 600,000 Shares at a price per share of $0.171
  On November 12, 2004, sold 500,000 Shares at a price per share of $0.171
  On November 12, 2004, sold 300,000 Shares at a price per share of $0.173
  On November 16, 2004, sold 100,000 Shares at a price per share of $0.173
  On November 16, 2004, sold 600,000 Shares at a price per share of $0.174
  On November 17, 2004, sold 600,000 Shares at a price per share of $0.165
  On November 18, 2004, sold 1,000,000 Shares at a price per share of $0.161
  On November 19, 2004, sold 300,000 Shares at a price per share of $0.159
  On November 23, 2004, sold 300,000 Shares at a price per share of $0.151
  On November 24, 2004, sold 200,000 Shares at a price per share of $0.159
  On November 24, 2004, sold 500,000 Shares at a price per share of $0.157
  On November 26, 2004, sold 500,000 Shares at a price per share of $0.172
  On November 29, 2004, sold 80,000 Shares at a price per share of $0.174
  On November 29, 2004, sold 100,000 Shares at a price per share of $0.17
  On November 29, 2004, sold 100,000 Shares at a price per share of $0.168
  On November 30, 2004, sold 100,000 Shares at a price per share of $0.165
  On November 30, 2004, sold 100,000 Shares at a price per share of $0.168
  On December 1, 2004, sold 100,000 Shares at a price per share of $0.164
  On December 1, 2004, sold 200,000 Shares at a price per share of $0.165
  On December 2, 2004, sold 500,000 Shares at a price per share of $0.177
  On December 2, 2004, sold 183,866 Shares at a price per share of $0.170
  On December 3, 2004, sold 200,000 Shares at a price per share of $0.176
  On December 3, 2004, acquired 11,428,571 Shares at a price per share of $0.175

  On December 8, 2004, sold 16,414 Shares at a price per share of $0.163
  On December 8, 2004, sold 20,000 Shares at a price per share of $0.167
  On December 8, 2004, sold 21,216 Shares at a price per share of $0.161
  On December 10, 2004, acquired 8,022,544 Shares at a price per share of $0.175 On December 15, 2004, sold 22,544 Shares at a price per share of $0.168

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Cornell and the Issuer are parties to the following agreements, dated May 13, 2004, relating to the Shares: Standby Equity Distribution Agreement, Registration Rights Agreement, and Placement Agent Agreement.

      Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1   Joint Filing Agreement.

                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2005              REPORTING PERSONS:
                                    -----------------

                                    CORNELL CAPITAL PARTNERS, LP

                                    By:      Yorkville Advisors, LLC
                                    Its:     General Partner

                                    By:      /s/ Mark Angelo
                                       -----------------------------------------
                                    Name:    Mark Angelo
                                    Its:     Portfolio Manager

                                    YORKVILLE ADVISORS, LLC

                                    By:      /s/ Mark Angelo
                                       -----------------------------------------
                                    Name:    Mark Angelo
                                    Its:     Portfolio Manager

                                    /s/ Mark Angelo
                                    --------------------------------------------
                                    MARK ANGELO

                                   Exhibit 1

                             JOINT FILING AGREEMENT
                             ----------------------

      In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock no par value per share, of Tech Laboratories, Inc., a New Jersey corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of January 5, 2005


                                    REPORTING PERSONS:
                                    -----------------

                                    CORNELL CAPITAL PARTNERS, LP

                                    By:      Yorkville Advisors, LLC
                                    Its:     General Partner

                                    By:      /s/ Mark Angelo
                                       -----------------------------------------
                                    Name:    Mark Angelo
                                    Its:     Portfolio Manager

                                    YORKVILLE ADVISORS, LLC

                                    By:      /s/ Mark Angelo
                                       -----------------------------------------
                                    Name:    Mark Angelo
                                    Its:     Portfolio Manager


                                    /s/ Mark Angelo
                                    --------------------------------------------
                                    MARK ANGELO